Results for the three months ended March 31, 2010

On April 29, 2010 ArcelorMittal (“ArcelorMittal” or the “Company”) announced results1 for the three months ended March 31, 2010.

Highlights:
●	Health and safety frequency rate2 consistent with the three months ended December 31, 2009
●	Steel shipments of 21.5 million tonnes, up 8% compared to the three months ended December 31, 2009
●	Average steel selling prices down 3% compared to the three months ended December 31, 2009
●	Operating income of $686 million, compared to $684 million for the three months ended December 31, 2009
●
Long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments increased by $1.9 billion to $20.7 billion during the three months ended March 31, 2010, due to investment in working capital and M&A activity

Performance and industrial plan:
●	Capacity utilization increased to 72% during the three months ended March 31, 2010, from 70% in the three months ended December 31, 2009
●	$2.9 billion of annualized sustainable cost reductions achieved by the end of the three months ended March 31, 2010; on track to achieve $5.0 billion of management gains by 2012

Outlook for the second quarter of 2010:
●	Operating income plus depreciation and impairment is expected to be between $2.8 billion and $3.2 billion

Financial highlights (on the basis of IFRS1, amounts in USD):

In million of U.S. dollars unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$18,652	$18,642	$15,122
Operating Income / (Loss)	686	684	(1,483)
Net Income / (Loss)	679	1,070	(1,063)
Iron Ore Production (Mt)	15.7	15.6	11.9
Crude Steel Production (Mt)	23.1	22.5	15.2
Steel Shipments (Mt)	21.5	20.0	16.0
Operating Income (Loss)/tonne (US$/t)	32	34	(93)
Basic Earnings / (Loss) per share (U.S. dollar per share)	0.45	0.71	(0.78)

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:
“The economic recovery is continuing in-line with our expectations and 2010 is set to be a stronger year for ArcelorMittal.  The year has started with improved demand in all main markets, which will have a positive impact in the second quarter.”

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FIRST QUARTER 2010 RESULTS
ArcelorMittal, the world’s leading steel company announced on  April 29, 2010 results for the three months ended March 31, 2010.

Corporate responsibility performance and initiatives

Health and safety - Own personnel and contractors lost time injury frequency rate2

Total health and safety performance in steel and mining operations, based on own personnel figures and contractors lost time injury frequency rate, remained flat at 1.9 for the first quarter of 2010 as compared to the fourth quarter of 2009. Improvements in the health and safety performance of the Flat Carbon Americas, Asia Africa and CIS and Stainless Steel divisions and Mining operations, were offset by deterioration in the Flat Carbon Europe, Long Carbon Americas and Europe and Distribution Solutions divisions (formerly known as Steel Solutions and Services).

Lost time injury frequency rate	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Total Mines	1.8	1.9	2.4

Lost time injury frequency rate	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Flat Carbon Americas	1.9	2.7	2.7
Flat Carbon Europe	2.3	2.0	1.7
Long Carbon Americas and Europe	2.0	1.6	1.8
Asia Africa and CIS	1.1	1.3	0.9
Stainless Steel	2.3	3.3	0.6
Distribution Solutions	3.4	3.2	3.2
Total Steel	1.9	1.9	1.7

Lost time injury frequency rate	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Total (Steel and Mines)	1.9	1.9	1.8

Key initiatives for the three months ended March 31, 2010

●
ArcelorMittal, in partnership with GTZ (Deutsche Gesellschaft für Technische Zusammenarbeit), founded the Corporate Responsibility Forum for Liberia. The initiative launched on February 12, 2010 will provide a platform for facilitating the exchange of experience, knowledge, research and good business practices on social and environmental matters and ethics. It will also help mobilize private sector resources and facilitate public-private partnerships in support of the government’s poverty reduction strategy.

●
In February 2010, ArcelorMittal Ostrava started the construction of a new sinter plant expected to cost approximately CZK 1 billion (approximately $44.6 million). By the end of 2011, this facility will operate state-of-the-art de-dusting equipment which will reduce dust emissions by approximately 70% from present levels.

●
ArcelorMittal, through the ArcelorMittal Foundation, announced a donation of $1 million to help the relief efforts in Port-au-Prince, Haiti, following the earthquake that struck the island. ArcelorMittal supported an emergency request from the organization Médecins Sans Frontières (MSF) in Port-au-Prince. This donation will be made both in cash and in-kind, offering assistance in new housing projects to rebuild Haiti.

Analysis of results for the three months ended March 31, 2010 versus the three months ended December 31, 2009 and the three months ended March 31, 2009

ArcelorMittal recorded net income for the three months ended March 31, 2010 of $0.7 billion, or $0.45 per share, as compared with net income of $1.1 billion, or $0.71 per share, for the three months ended December 31, 2009, and net loss of $1.1 billion, or $(0.78) per share, for the three months ended March 31, 2009.

Sales for the three months ended March 31, 2010 were $18.7 billion as compared with $18.6 billion for the three months ended December 31, 2009, and up 23% as compared with $15.1 billion for the three months ended March 31, 2009.  Sales were marginally higher during the first quarter of 2010 as compared to the fourth quarter of 2009, due to higher volumes (+8%), but offset by lower average steel selling prices (-3%).

Operating income remained flat at $0.7 billion for the three months ended March 31, 2010, as compared with operating income of $0.7 billion for the three months ended December 31, 2009 and an operating loss for the three months ended March 31, 2009 of $1.5 billion.

Total steel shipments for the three months ended March 31, 2010 were 21.5 million metric tonnes as compared with 20.0 million metric tonnes for the three months ended December 31, 2009 and 16.0 million metric tonnes for the three months ended March 31, 2009. The increase resulted from improved demand across all segments in the first quarter of 2010 as compared to the fourth quarter of 2009.

Depreciation expense for the three months ended March 31, 2010 was $1.2 billion as compared with depreciation expense of $1.3 billion for the three months ended December 31, 2009 and $1.1 billion for the three months ended March 31, 2009. The decrease in the first quarter of 2010 as compared to the fourth quarter of 2009 was primarily on account of exchange rate impact.

Impairment cost for the three months ended March 31, 2010 was nil as compared to $502 million3 for the three months ended December 31, 2009.

The operating performance for the three months ended December 31, 2009 had been positively impacted by a gain of $380 million relating to a reversal of litigation provisions previously booked in the fourth quarter of 2008 and a net gain of $108 million recorded on the sale of carbon dioxide credits that ArcelorMittal purchased since 20074. Operating performance for the three months ended March 31, 2009 had been negatively impacted by expenses amounting to $1.2 billion, primarily related to write-downs of inventory.

Income from equity method investments and other income for the three months ended March 31, 2010 resulted in a gain of $94 million, as compared to a gain of $101 million and losses of $153 million for the three months ended December 31, 2009 and March 31, 2009, respectively.

Net interest expense (including interest expense and interest income) decreased to $355 million for the three months ended March 31, 2010 from $415 million for the three months ended December 31, 2009, primarily due to exchange rate effects, but was higher compared to net interest expense of $304 million for the three months ended March 31, 2009 on account of higher interest rates on refinancing bond issuances conducted in 2009. During the three months ended March 31, 2010, the Company also recorded a gain of $141 million (compared to a $430 million loss in the fourth quarter of 2009) as a result of mark-to-market adjustments on the conversion options relating to its convertible bonds issued in 2009. Foreign exchange and other net financing costs5 for the three months ended March 31, 2010 amounted to $188 million, as compared to $84 million and $265 million for the three months ended December 31, 2009 and March 31, 2009, respectively. Losses related to the fair value of other derivative instruments for the three months ended March 31, 2010 amounted to $8 million, as compared with gains of $2 million for the three months ended December 31, 2009 and losses of $16 million for the three months ended March 31, 2009, respectively.

ArcelorMittal recorded an income tax benefit of $0.3 billion for the three months ended March 31, 2010, as compared to an income tax benefit of $1.3 billion for the three months ended December 31, 2009. The income tax benefit for the three months ended March 31, 2009 was $1.1 billion.

Profits attributable to non-controlling interests for the three months ended March 31, 2010 were $40 million as compared with $74 million for the three months ended December 31, 2009. Losses attributable to non-controlling interests for the three months ended March 31, 2009 were $70 million.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the prior calendar year and in the current year to-date, as well as those that are ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarao (Brazil)	Hot strip mill expansion project	Hot strip mill capacity increase from 2.7mt to 4mt / year	4Q 09
FCA	Volcan (Mexico)	Mine development	Production increase of 1.6mt of iron ore in 2010	4Q 09
FCA	ArcelorMittal Tubarao (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	April 2010

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	1H 10
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster 21	Slab capacity increase by 0.8mt / year	2H 10
FCA	Princeton Coal (USA)	Princeton Coal	Capacity increase of 0.7mt	2010
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year	2011(b)
LCA	Monlevade (Brazil)	Monlevade expansion plan	Increase in capacity of finished products by 1.15mt	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013

a)	Ongoing projects refer to projects in which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecast completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2012
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2012

Analysis of segment operations for the three months ended March 31, 2010 as compared to the three months ended December 31, 2009

Flat Carbon Americas

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$4,431	$4,069	$3,218
Operating Income / (Loss)	326	180	(664)

Crude Steel Production ('000t)	5,679	5,402	3,499
Steel Shipments ('000t)	5,271	4,834	3,644
Average Selling Price (US$/t)	722	719	751
Operating Income (loss) /tonne (US$/t)	62	37	(182)

Flat Carbon Americas crude steel production reached 5.7 million tonnes for the three months ended March 31, 2010, an increase of 5% as compared to 5.4 million tonnes for the three months ended December 31, 2009.

Sales in the Flat Carbon Americas segment were $4.4 billion for the three months ended March 31, 2010, an increase of 9% as compared to $4.1 billion for the three months ended December 31, 2009. Sales improved primarily due to higher steel shipments (+9%) as steel selling prices remained flat. Operating income improved by by 81% while operating income/tonne increased by 68%. Operating income improvement in the quarter was driven in part by the improved results of the mining operations.

Flat Carbon Europe

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$5,875	$5,934	$4,642

Operating Income / (Loss)	138	230	(184)

Crude Steel Production ('000t)	7,406	7,410	4,565
Steel Shipments ('000t)	6,856	6,408	4,814
Average Selling Price (US$/t)	757	807	838

Operating Income (loss) /tonne (US$/t)	20	36	(38)

Flat Carbon Europe crude steel production remained flat at 7.4 million tonnes for the three months ended March 31, 2010, as compared to the three months ended December 31, 2009.

Sales in the Flat Carbon Europe segment were also flat at $5.9 billion for the three months ended March 31, 2010 as compared to the three months ended December 31, 2009. Higher steel shipments (+7%) were more than offset by lower average steel selling prices (-6%). Operating income  per tonne decreased by $16/tonne (-44%) to $20/tonne in the first quarter of 2010.

Operating income in the first quarter of 2010 included an $89 million non-cash gain relating to hedges on raw material purchases. Operating income in the fourth quarter of 2009 included a net gain of $108 million recorded on the sale of carbon dioxide credits and a $90 million non-cash gain relating to hedges on raw material purchases.

Long Carbon Americas and Europe

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$4,768	$4,578	$3,816

Operating Income / (Loss)	222	(79)	(191)

Crude Steel Production ('000t)	5,738	5,356	3,947
Steel Shipments ('000t)	5,694	5,228	4,423
Average Selling Price (US$/t)	728	755	780

Operating Income (loss) /tonne (US$/t)	39	(15)	(43)

Long Carbon Americas and Europe crude steel production reached 5.7 million tonnes for the three months ended March 31, 2010, an increase of 7% as compared to 5.4 million tonnes for the three months ended December 31, 2009.

Sales in the Long Carbon Americas and Europe segment were $4.8 billion for the three months ended March 31, 2010, an increase of 4% as compared to $4.6 billion for the three months ended December 31, 2009. Sales improved primarily due to higher steel shipments (+9%) which were only partially offset by lower average steel selling prices (-4%).

Operating income improved during the first quarter of 2010 compared with the fourth quarter of 20096. During the first quarter of 2010, operating income per tonne increased to $39/tonne as compared to a $15/tonne operating loss in the fourth quarter of 2009.

Asia Africa and CIS (“AACIS”)

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$2,148	$2,274	$1,651

Operating Income / (Loss)	133	167	(18)

Crude Steel Production ('000t)	3,684	3,899	2,903
Steel Shipments ('000t)	3,204	3,075	2,754
Average Selling Price (US$/t)	557	550	482

Operating Income (loss) /tonne (US$/t)	42	54	(7)

AACIS segment crude steel production was 3.7 million tonnes for the three months ended March 31, 2010, a decrease of 6% as compared to 3.9 million tonnes for the three months ended December 31, 2009.  Extreme weather conditions in CIS countries and operational issues particularly in the Kazakhstan operations mainly accounted for the decline.

Sales in the AACIS segment were $2.1 billion for the three months ended March 31, 2010, a decrease of 6% as compared to $2.3 billion for the three months ended December 31, 2009.

Despite improvement in selling price (+1%) and steel shipment volumes (+4%), operating income deteriorated during the first  quarter of 2010 due to higher input costs as operating income  declined by $12/tonne (-22%) to $42/tonne.

Stainless Steel

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$1,293	$1,253	$946

Operating Income / (Loss)	71	10	(169)

Crude Steel Production ('000t)	546	452	317
Steel Shipments ('000t)	436	415	315
Average Selling Price (US$/t)	2,744	2,820	2,820

Operating Income (loss) /tonne (US$/t)	163	24	(537)

Stainless Steel segment crude steel production reached 546 thousand tonnes for the three months ended March 31, 2010, an increase of 21% as compared to 452 thousand tonnes for the three months ended December 31, 2009.

Sales in the Stainless Steel segment remained flat at $1.3 billion for the three months ended March 31, 2010, as compared to the three months ended December 31, 2009. Higher steel shipments (+5%) were partially offset by lower average steel selling prices (-3%).

Operating performance improved during the first quarter of 2010 as compared to the fourth quarter of 2009, with operating income increasing by $139/tonne to $163/tonne. The higher profitability resulted mainly from improved market conditions driven by higher nickel prices.

Distribution Solutions7

In million of U.S. dollar unless otherwise shown	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Sales	$3,492	$3,489	$3,354

Operating Income / (Loss)	4	230	(170)

Steel Shipments ('000t)	4,353	4,167	3,874
Average Selling Price (US$/t)	770	794	831

Sales in the Distribution Solutions segment remained flat at $3.5 billion for the three months ended March 31, 2010 as compared to the three months ended December 31, 2009. Higher steel shipment volumes (+4%) were partially offset by lower average selling prices (-3%).

Operating performance in the fourth quarter of 2009 had been positively impacted by a gain of $380 million relating to reversal of litigation provisions previously booked in the fourth quarter of 2008, which was offset in part by impairment costs of $128 million.

Liquidity and Capital Resources

For the three months ended March 31, 2010, net cash used in operating activities was $0.7 billion, compared to net cash provided by operations of $2.8 billion for the three months ended December 31, 2009. The cash outflow for operating activities for the first quarter of 2010 included $1.7 billion of operating working capital changes as rotation days8 increased from 63 days in the fourth quarter of 2009 to 67 days in first quarter of 2010 on account of rising activity levels. Cash used in other operating activities for the three months ended March 31, 2010 amounted to $347 million, consisting primarily of TSR payments, reversal of $141 million non-cash gain from the marking to market of the convertible bonds and $89 million relating to hedges on raw material purchases, offset by unpaid liabilities (e.g. taxes, salaries and interest payments).

Net cash used in investing activities for the three months ended March 31, 2010 was $0.7 billion, compared to $0.9 billion for the three months ended December 31, 2009. Capital expenditures decreased to $0.5 billion for the three months ended March 31, 2010 as compared to $0.8 billion for the three months ended December 31, 2009. The Company continues to expect capital expenditures of approximately $4.0 billion in 2010.

During the first quarter of 2010, the Company paid dividends amounting to $282 million.

At March 31, 2010, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.8 billion as compared to $6.0 billion at December 31, 2009. Long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments at March 31, 2010 was $20.7 billion as compared with $18.8 billion at December 31, 2009. The increase in long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments in the first quarter of 2010 was primarily due to increased investment in working capital and the acquisition of non-controlling interests in ArcelorMittal Ostrava. Operating working capital (defined as inventory plus receivables less payables) at March 31, 2010 was $12.9 billion as compared to $11.9 billion at December 31, 2009, due to higher trade accounts receivables, inventories partly offset by higher trade accounts payables.

The Company had liquidity of $14.59 billion at March 31, 2010, compared with liquidity of $17.2 billion at December 31, 2009, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.8 billion and $10.7 billion of available credit lines.

Update on management gains, fixed cost reduction program and capacity utilization

At the end of the first quarter of 2010, the Company had achieved annualized sustainable savings of $2.9 billion as compared to $2.7 billion as of the end of December 31, 2009, essentially meeting its 2010 full-year target to achieve management gains of $3.0 billion of sustainable SG&A and fixed cost reductions. The Company has also achieved $5.0 billion ($3.8 billion at a constant dollar10) of annualized temporary fixed cost savings in the first quarter of 2010 resulting from industrial optimization in response to lower demand.

Capacity utilization increased to approximately 72% in the first quarter of 2010, as compared to approximately 70% in the fourth quarter of 2009, and is expected to increase gradually to approximately 80% in the second quarter of 2010.

Recent Developments

●
On April 28, 2010, ArcelorMittal held its fourth annual Health and Safety day. The event coincides with the International Labour Organisation’s World Day for health and safety at work, which provides an opportunity for all ArcelorMittal employees to share best practices and participate in a range of workshops to reaffirm the group’s commitment to ‘journey to zero’.

●
On April 8, 2010, ArcelorMittal announced the publication of the convening notice for its annual general meeting of shareholders to be held on May 11, 2010 at 11.00 am at its registered office in Luxembourg.

●
On March 31, 2010, ArcelorMittal announced that it will become a tier two sponsor of the 2012 Olympic and Paralympic Games, to support the infrastructure and success of the Games. ArcelorMittal will fund £16 million (of which £10 million is cash and £6 million is a loan) of the £19.1 million ArcelorMittal Orbit project, with the remaining £3.1 million provided by the London Development Agency.

●
ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited ("SIOC") on February 5, 2010, asserting that with effect from March 1, 2010, it will no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement concluded between the parties in 2001, on the grounds that AMSA has lost its 21.4% undivided share in the mineral rights at the Sishen mine.  AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced the arbitration process to resolve this dispute. As a result of the higher iron ore prices now being demanded by SIOC, AMSA has announced that an iron ore surcharge will be introduced from May 1, 2010 on domestic sales until the dispute is resolved.  AMSA announced that the surcharge will be refunded should the company prevail in the arbitration. The company, in consultation with its customers, is in the process of evaluating various alternative options to determine the most appropriate mechanism to implement such a refund in consultation with its customers for the benefit of the steel consuming industry in South Africa. This surcharge will not be recognised as revenue, but recorded as a liability. There can be no assurance that this surcharge will cover the full amount of excess costs that AMSA may incur in connection with this dispute.

●
On March 16, 2010, ArcelorMittal announced it had signed a memorandum of understanding to establish a joint venture with the Turkish Company Dayen to build a steel mini-mill with electric furnace in Sulaimaniyah, Iraq.  The mill would produce in its initial phase up to 250,000 tonnes per year of rebar from locally-sourced scrap, and requires an investment of $100-$130 million jointly subscribed by ArcelorMittal and Dayen. Construction is planned to start in the second quarter of 2010 and production is planned to commence early in the fourth quarter of 2011. Production could eventually increase to 500,000 tonnes per year.

For further information about some of these recent developments, please refer to our website www.arcelormittal.com

Second quarter of 2010 outlook

Second quarter 2010 operating income plus depreciation and impairment is expected to be approximately $2.8 - $3.2 billion. Shipments, average selling prices and operating costs are all expected to be higher as compared to the first quarter of 2010. The Company also expects long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments to increase in the second quarter 2010.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,	March 31,
In millions of U.S. dollars	2010	200911	200912
ASSETS
Cash and cash equivalents and restricted cash	$3,756	$6,009	$3,979
Trade accounts receivable and other	6,733	5,750	6,335
Inventories	17,873	16,835	19,930
Prepaid expenses and other current assets	4,088	4,213	4,005
Total Current Assets	32,450	32,807	34,249

Goodwill and intangible assets	16,385	17,034	16,271
Property, plant and equipment	57,866	60,385	57,966
Investments in affiliates and joint ventures and other assets	17,234	17,471	12,079
Total Assets	$123,935	$127,697	$120,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$4,990	$4,135	$7,614
Trade accounts payable and other	11,719	10,676	8,371
Accrued expenses and other current liabilities	7,322	8,719	9,731
Total Current Liabilities	24,031	23,530	25,716

Long-term debt, net of current portion	19,420	20,677	23,076
Deferred tax liabilities	5,000	5,144	5,526
Other long-term liabilities	12,397	12,948	10,700
Total Liabilities	60,848	62,299	65,018

Equity attributable to the equity holders of the parent	59,199	61,045	51,822
Non–controlling interests	3,888	4,353	3,725
Total Equity	63,087	65,398	55,547
Total Liabilities and Shareholders’ Equity	$123,935	$127,697	$120,565

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31,	December 31,	March 31,
In millions of U.S. dollars	2010	2009	2009
Sales	$18,652	$18,642	$15,122
Depreciation	(1,202)	(1,325)	(1,118)
Impairment	-	(502)	-
Operating income / (loss)	686	684	(1,483)
Operating margin %	3.7%	3.7%	(9.8%)

Income (loss) from equity method investments and other income	94	101	(153)
Net interest expense	(355)	(415)	(304)
Mark to market on convertible bonds	141	(430)	-
Foreign exchange and other net financing gains (losses)	(188)	(84)	(265)
Revaluation of derivative instruments	(8)	2	(16)
Income (loss) before taxes and non-controlling interest	370	(142)	(2,221)
Income tax benefit (expense)	349	1,286	1,088
Income (loss) including non-controlling interest	719	1,144	(1,133)
Non-controlling interests	(40)	(74)	70
Net income (loss) attributable to owners of the parent	$679	$1,070	$(1,063)

Basic earnings (loss) per common share	0.45	0.71	(0.78)
Diluted earnings (loss) per common share	0.35	0.68	(0.78)

Weighted average common shares outstanding (in millions)	1,510	1,509	1,366
Adjusted diluted weighted average common shares outstanding (in millions)	1,573	1,537	1,367
OTHER INFORMATION
Total iron ore production13 (million metric tonnes)	15.7	15.6	11.9
Crude steel production (million metric tonnes)	23.1	22.5	15.2
Total shipments of steel products14 (million metric tonnes)	21.5	20.0	16.0

Employees (in thousands)	282	282	305

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
Operating activities:
Net income (loss)	$679	$1,070	$(1,063)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interests	40	74	(70)
Depreciation and impairment	1,202	1,827	1,118
Deferred income tax	(551)	(1,562)	(938)
Change in operating working capital15	(1,742)	1,378	2,748
Other operating activities (net) 16	(347)	28	(1,466)
Net cash (used in) provided by operating activities	(719)	2,815	329
Investing activities:
Purchase of property, plant and equipment	(539)	(799)	(850)
Other investing activities (net)	(126)	(52)	57
Net cash used in investing activities	(665)	(851)	(793)
Financing activities:
Payments relating to payable to banks and long-term debt	(41)	(2,194)	(2,535)
Dividends paid	(282)	(335)	(345)
Acquisition of non-controlling interests17	(373)	-	-
Mandatorily convertible bond	-	750	-
Other financing activities (net)	(23)	(38)	(7)
Net cash used in financing activities	(719)	(1,817)	(2,887)
Net (decrease) increase in cash and cash equivalents	(2,103)	147	(3,351)
Effect of exchange rate changes on cash	(148)	(60)	(263)
Change in cash and cash equivalents	$(2,251)	$87	$(3,614)

Appendix 1 - Key financial and operational information - First Quarter of 2010

In millions of U.S. dollars, except crude steel production, steel shipment and average steel selling price data	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Distribution Solutions
FINANCIAL INFORMATION

Sales	$4,431	$5,875	$4,768	$2,148	$1,293	$3,492
Depreciation and impairment	(248)	(370)	(263)	(142)	(78)	(53)
Operating income	326	138	222	133	71	4
Operating margin (as a % of sales)	7.4%	2.3%	4.7%	6.2%	5.5%	0.1%

Capital expenditure18	129	154	101	90	27	17

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,679	7,406	5,738	3,684	546	-
Steel shipments (Thousand MT)	5,271	6,856	5,694	3,204	436	4,353
Average steel selling price ($/MT)19	722	757	728	557	2,744	770

Appendix 2a: Steel Shipments by geographical location20

Amounts in thousands of tonnes	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
Flat Carbon America:	5,271	4,834	3,644
North America	3,869	3,271	2,557
South America	1,402	1,563	1,087

Flat Carbon Europe:	6,856	6,408	4,814
Europe	6,856	6,408	4,814

Long Carbon:	5,694	5,228	4,423
North America	1,008	1,021	946
South America	1,260	1,177	994
Europe	3,210	2,838	2,225
Other21	216	192	258

AACIS:	3,204	3,075	2,754
Africa	1,319	1,137	1,010
Asia, CIS & Other	1,885	1,938	1,744

Stainless Steel:	436	415	315

Appendix 2c: Iron Ore production

(Production million tonnes) (a)
Mine	Type	Product	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
North America (b)	Open Pit	Concentrate and Pellets	5.7	5.4	5.5
South America (d)	Open Pit	Lump and Sinter feed	1.0	0.7	0.4
Europe	Open Pit	Lump and Fines	0.3	0.3	0.2
Africa	Open Pit / Underground	Lump and Fines	0.3	0.3	0.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, Lump and Fines	3.3	3.3	3.0
Captive - iron ore			10.6	9.9	9.3

North America (c )	Open Pit	Pellets	3.2	4.1	1.0
South America (d)	Open Pit	Lump and Fines	0.0	0.1	0.3
Africa (e)	Open Pit	Lump and Fines	2.0	1.5	1.4
Long term contract - iron ore			5.2	5.7	2.6

Group			15.7	15.6	11.9

a)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
b)
Includes own share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%). For 2009, it also includes Wabush (Canada-28.57%), for which on October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling (minority) interest. The transaction was completed in February 2010.

c)	Includes long term supply contract with Cleveland Cliffs.
d)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
e)
Strategic agreement with Sishen/Thabazambi (Africa); prices on a cost plus basis. Includes strategic agreement with Kumba (See Recent Developments for information regarding an ongoing dispute over the terms of this agreement)

Appendix 2d: Coal production

(Production million tonnes)
Coal Mines	Three months ended March 31, 2010	Three months ended Dec.31, 2009	Three months ended March 31, 2009
North America	0.6	0.5	0.5
Asia, CIS & Other	1.0	1.2	1.4
Captive	1.6	1.7	1.9

Long term contracts (a) (b)	0.1	0.1	0.1

Group	1.7	1.9	2.0

a)	Includes strategic agreement - prices on a cost plus basis.
b)	Includes long term lease - prices on a cost plus basis.

Appendix 3: Debt repayment schedule as of March 31, 2010

Debt repayment schedule ($ billion)	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments							-
- Under €12bn syndicated credit facility	-	3.3	-	-	-	-	3.3
- Convertible bonds	-	-	-	-	1.9	-	1.9
- Bonds22	1.3	-	-	3.5	1.3	6.0	12.1
Subtotal	1.3	3.3	-	3.5	3.2	6.0	17.3
LT revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper23	2.2	-	-	-	-	-	2.2
Other loans	1.3	0.9	1.3	0.5	0.2	0.7	4.9
Total Debt	4.8	4.2	1.3	4.0	3.4	6.7	24.4

Appendix 4: Credit lines available as of March 31, 2010

Credit lines available ($ billion)	Equiv. $	Drawn	Available
€5bn syndicated credit facility24	$6.7	$0.0	$6.7
$4bn syndicated credit facility	$4.0	$0.0	$4.0
Total committed lines	$10.7	$0.0	$10.7

Appendix 5 - Other ratios as of March 31, 2010

Ratios	4Q 09	1Q 10
Long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by total equity.	29%	33%
Consolidated Total Net Borrowings to Consolidated EBITDA (as defined in the Company’s principal credit facilities) 25	3.2X	3.0X

Appendix 6 – Details of footnotes
_____________________________
1 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 Impairment charges for the three months ended December 31, 2009 of $502 million consisted of $169 million on various idled assets (primarily $65 million at Las Truchas, Mexico), $122 million on various tubular product operations (primarily $65 million in Roman, Romania), and $172 million on other impairment assets (primarily $117 million at ArcelorMittal Construction France).
4 From 2007 to end of 2009 ArcelorMittal had purchased credits for 19.2 million tonnes and sold credits for 18.6 million tonnes (including 6 million sold during the fourth quarter of 2009).
5 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions and impairments of financial instruments.
6 During the fourth quarter of 2009, the Company recorded impairment charges of $281 million on its tubular business and certain idled assets (including $65 million in Roman, Romania and $65 million in Las Truchas, Mexico).
7 As from January 1, 2010 Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
8 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
9 Includes back-up lines for commercial paper program of approximately $2.7billion (€2billion).
10 At average 2008 exchange rate.
11 Amounts are derived from Company’s audited consolidated financial statements for the year ended December 31, 2009.
12 In accordance with IFRS the Company has adjusted the 2008 financial information retrospectively for the finalization in 2009 of the allocation of purchase price for certain business combinations carried out in 2008. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2009.
13 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
14  ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.
15 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable. During the three months ended March 31, 2009 the Company had recorded charges amounting to $1.2 billion primarily related to write-downs of inventory to net realizable value.
16 For the three months ended December 31, 2009 the Company recorded a gain of $380 million relating to a reversal of litigation provisions previously booked in the fourth quarter of 2008.
17 Refers to the acquisition of 13.88% non-controlling interest in Ostrava, which according to new IAS 27 is presented as financing activities
18 Segmental capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
19 Average steel selling prices are calculated as steel sales divided by steel shipments.
20 Shipments originating from a geographical location.
21 Includes tubular business
22 $422.5 million US bond due 2014 redeemed early on April 1, 2010 in line with terms of the indenture.
23 Commercial paper is expected to continue to be rolled over in the normal course of business.
24 Euro denominated loans converted at the Euro: $ exchange rate of 1.3479 as at March 31, 2010.
25 See also note 14 to ArcelorMittal’s Consolidated Financial Statements  included in its annual report on Form 20F for the year ended December, 31, 2009.